[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2001	jgorman@luselaw.com

April 11, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Neffs Bancorp, Inc.
Preliminary Proxy Material on Schedule 14A

Ladies and Gentlemen:

On behalf of Neffs Bancorp, Inc. (the “Registrant”), we are transmitting by EDGAR the Registrant’s Preliminary Proxy Statement on Schedule 14A, including Appendices (the “Proxy Material”). The registration fee of $800 has been calculated in accordance with Exchange Act Rules 14a-6(i)(1) and 0-11, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.  In connection with the filing of the Proxy Material, the Registrant is also filing a Rule 13e-3 transaction statement on Schedule 13E-3.

If you have any questions or comments, please contact the undersigned at (202) 274-2001 or Ned Quint at (202) 274-2007.

Very truly yours,

/s/ John J. Gorman

John J. Gorman

Enclosures
cc:           Kevin Schmidt, Vice President
Ned Quint, Esq.